

Daina Middleton (She/Her) · 2nd

Dynamic and multifaceted CEO/CMO experienced in business strategy, go-to-market strategy, and operational integration having shaped and led several highly complex and successful cultural and business transformations

Talks about #omnichannel, #mixedreality, #awakenedatwork, #womenleadership, and #customerexperience

Greater Bend Area · Contact info

4,292 followers · **500+ connections**

 1 mutual connection: Jon Wuebben

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 Oregon State University

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Activity
4,292 followers

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Daina Middleton reshared a post · 2d

Great panel about #quietquitting in the #bayarea for those of you interested in attending Untapped AI Kendal Parmar Twitter Lattice

Wed, Sep 21, 5:30 PM

Quiet Quitting- Stage 2 of the Great Resignation

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Daina Middleton reshared a post · 5d

Have a look. The #MediaBiasChart keeps getting better and better



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Daina Middleton reshared a post · 5d

#job . Winning company and great team.



Daina Middleton reshared a post · 6d

#layoffs are still happening. Join us to learn how to stay inclusive and human



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About

Daina Middleton is a former CEO and CMO, and current board member and advisor, strategy consultant, and growth architect with expertise in growing technology and services organizations. She has successfully grown and exited several marketing services businesses. Her success is fueled by focusing on creating market categories, driving thought leadership through partnerships and experiences, cultivating company cul ...see more

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Experience

Advisor and Consultant
Self-employed
Dec 2021 - Present · 10 mos

Independent Director
Palomar
Jul 2021 - Present · 1 yr 3 mos

Strategic Advisor
Ad Fontes Media
Jan 2020 - Present · 2 yrs 9 mos

Independent Director
Madison Logic
Jan 2020 - Present · 2 yrs 9 mos
United States

Strategic Advisor
MarketBeam
May 2019 - Present · 3 yrs 5 mos

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Education

Oregon State University
B.A., Liberal Arts, Technical Journalism
1983 - 1987

Full Time Reporter for School Newspaper
Technical Minor: Fisheries and Wildlife

Volunteering

 **Director, Community Foundation of Teton Valley**
Teton Valley, Idaho
Jan 2014 - Present · 8 yrs 10 mos

Skills

Digital Marketing

 Endorsed by Grant McDougall and 38 others who are highly skilled at this

 Endorsed by 5 colleagues at Marin Software

 99+ endorsements

Strategy

 Endorsed by Ivy Liang and 15 others who are highly skilled at this

 Endorsed by 5 colleagues at Marin Software

 99+ endorsements

Social Media Marketing

 Endorsed by Taireez N. and 3 others who are highly skilled at this

 Endorsed by 14 colleagues at Performics

 88 endorsements

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Recommendations

Received   Given

 **Angi Dunham** · 3rd
Licensed Real Estate Professional at Compass
August 10, 2016, Angi worked with Daina but they were at different companies

Daina spoke at our Rebel Alliance Workshop, a conference dedicated to growing the businesses of the all star cheerleading industry. She is absolutely fantastic with her presentations and ability to relate to the audience. Daina received so many compliments from the coaches in her group, they were excited to take her suggestions and expert advice back to their programs. We were fortunate to learn from h⋯ ...see more

 **Casey Wright** · 3rd
Co-Founder at Gorilla Goodies
January 10, 2014, Casey worked with Daina but they were at different companies

Daina is a hard worker and sees the broad scope of every project she is involved in. She is well respected by everyone she works with and is always able to deliver exceptional results

 **Russ Mann** 🔵 · 2nd
CEO | Board Member (public/private) | Advisor
November 15, 2013, Daina was Russ' client

Daina is a truly talented technology and advertising executive, visionary marketer and thought leader, trusted partner and also fierce competitor.

As a technology and marketing thought leader, Daina's book "Marketing in the Participation A ...see more

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Publications

Grace Meets Grit: How to Bring Out the Remarkable, Courageous Leader Within
Routledge · Oct 18, 2016

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Marketing in the Participation Age
Wiley · Jan 1, 2012

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A new model for marketing in the world of participation, instead of persuasion

Patents

Mobile printing patent @ HP in 1995
US

Organizations

Advisor for Ad:tech
Advisor · Jan 2012 - Present

Causes

Animal Welfare • Civil Rights and Social Action • Environment • Health • Human Rights

Interests

Influencers   Companies   Groups   Schools

 **Chris Capossela** 🔵 · 2nd
EVP & Chief Marketing Officer at Microsoft

 **Thierry Bolloré** 🔵 · 3rd
Chief Executive Officer at Jaguar Land Rover

151,247 followers

67,301 followers

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